November 14, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	USA Compression Partners, LP

Registration Statement on Form S-4

File No. 333-234540

Ladies and Gentlemen:

On behalf of USA Compression Partners, LP, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on November 18, 2019, or as soon as practicable thereafter.

Thank you for your assistance with this matter.

Very truly yours,

USA COMPRESSION PARTNERS, LP

By:	USA Compression GP, LLC, its general partner

By:	/s/ Christopher W. Porter
Name:	Christopher W. Porter
Title:	Vice President, General Counsel and Secretary

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.